May 18, 2012

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadridge Financial Solutions, Inc.

Form 10-K for the fiscal year ended June 30, 2011

File No. 001-33220

Dear Ms. Thompson:

Set forth below are the responses of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comments raised in your letter dated May 7, 2012 (the “May 2012 Comment Letter”) regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”). For your convenience, we have repeated the comments as set forth in the May 2012 Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. We note your discussion of closed sales on pages 35 and 37. We also note your emphasis on closed sales in the information disclosed to investors in your quarterly earnings calls including statements made by Mr. Rich Daly in your February 7, 2012 earnings call transcript that “We believe recurring revenue closed sales is the most important sales metric to follow, as it is a good indicator of revenue growth.” Please tell us whether your closed sales represent backlog. If so, please revise your disclosures in future filings to provide all of the information required by Item 101 (C)(1)(viii) of Regulation S-K, and provide us with an example of your proposed future disclosures. If not, please tell us how you determine the amount of closed sales for each of your significant revenue streams including, if applicable, the nature and variability of significant assumptions inherent in any estimates involved. Please also explain in reasonable detail why you believe that closed sales information is meaningful to your investors and analysts. We may have further comment after reviewing your response.

RESPONSE:

Closed sales represent anticipated revenues for new client contracts that were signed by Broadridge during the periods referenced. Broadridge’s determination of the amount of a closed sale is based on the client’s estimate of transaction volumes and activity levels, as our fees are largely based on transaction volume and activity levels. Recurring revenue closed sales are generally a reasonable estimate of annual revenues expected under a new contract based on a client’s transaction volumes or activity, excluding pass-through revenues such as distribution revenues. Event-driven revenue closed sales are generally a reasonable estimate of production revenues expected under a new contract based on a client’s transaction volumes or activity, excluding pass-through revenues such as distribution revenues.

Broadridge’s closed sales do not represent backlog in that backlog represents unfulfilled sales commitments at a point in time, whereas Broadridge’s closed sales represent the anticipated value of contracts signed during a particular time period. For the services provided by the Company’s Securities Processing Solutions segment, the annual value of a closed sale is typically estimated based on the transaction volume and/or number of accounts processed as provided to Broadridge by the client. For the services provided by the Company’s Investor Communication Solutions segment, the value of a closed sale is generally estimated based on the number of shareholders or stock records with respect to our proxy services, and the volume of account statements and trade confirmations processed with respect to our transaction reporting services as provided to Broadridge by the client. The inherent variability of transaction volumes and activity can result in some variability of amounts reported as closed sales.

We believe that closed sales information, particularly recurring revenue closed sales information, is meaningful to our investors and analysts as it is a key indicator of Broadridge’s expected future revenue.

We are providing draft disclosure below that includes a more detailed description of closed sales that we will include in our future filings, beginning with our Form 10-K for the fiscal year ending June 30, 2012. The bracketed and underlined language represents additional language.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

ANALYSIS OF CONSOLIDATED STATEMENT OF EARNINGS FROM CONTINUING OPERATIONS

Fiscal Year 2012 Compared to Fiscal Year 2011

Included in the preceding and following Revenues discussions are Revenues derived from sales, a component of Net New Business. [Closed sales represent anticipated revenues for new client contracts that were signed by Broadridge during the periods referenced.] A sale is considered closed when the Company has received the signed client contract. For any services that do not require a contract, the sale is considered closed when the services are in production. For recurring revenue closed sales, the amount of the closed sale is generally a reasonable estimate of annual revenues to be generated by the closed sale based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Event-driven revenue closed sales occur in the Investor Communication Solutions segment. The amount of the event-driven revenue closed sales is generally a reasonable estimate of production revenues to be generated by the closed sales based on client volumes or activity, excluding pass-through revenues such as distribution revenues. [Broadridge’s determination of the amount of a closed sale is based on the client’s estimate of transaction volumes and activity levels, as our fees are largely based on transaction volume and activity levels. The inherent variability of transaction volumes and activity can result in some variability of amounts reported as closed sales.] Larger recurring revenue closed sales can take up to 12 to 24 months to convert to revenues, particularly for the services provided by the Securities Processing Solutions segment. The majority of event-driven revenue closed sales are usually recognized during the year the contract is signed.

Financial Statements, page 47

Note 5. Acquisitions, page 59

2. We note that you consummated several acquisitions during fiscal year 2011. Please tell us what considerations you gave to providing all of the disclosures required by ASC 805-10-50-2.h.

RESPONSE:

Broadridge completed three acquisitions in fiscal year 2011. The acquisition, date acquired, and fiscal year 2011 revenues and earnings are provided below:

	Date Acquired	Fiscal Year 2011 Revenues	Fiscal Year 2011 Earnings (Loss)
	($ in millions)

NewRiver, Inc.	Aug 2010	$20.4	$3.8
Forefield, Inc.	Dec 2010	3.6	(0.6)
Matrix Financial Solutions, Inc.	Jan 2011	48.5	3.7

Total		$72.5	$6.9

In aggregate, the combined revenues from the three acquisitions were 3.3% of the Company’s total revenues in fiscal year 2011. On an individual basis, none of the acquisitions exceeded 2% of the Company’s total revenues. In aggregate, the combined earnings from the three acquisitions were 4.0% of the Company’s total earnings in fiscal year 2011. On an individual basis, none of the acquisitions exceeded 2.2% of the Company’s total earnings. The combined acquired assets from the three acquisitions, excluding goodwill and acquired intangibles, were $43.2 million, which represented 2.3% of the Company’s total assets at June 30, 2011.

The Company believes, as a result of these calculations, that pro forma supplemental financial information disclosure that is required by ASC 805-10-50-2.h. would not be meaningful to our investors in light of the fact that the individual and aggregate impact of Broadridge’s acquisitions in fiscal year 2011 were not material to the Company’s consolidated operating results.

However, in response to the Staff’s comment and after reviewing the disclosure practices of other SEC filers who also completed recent acquisitions that were not material to their consolidated financial statements or operating results, in future filings we will include the following disclosure in our Acquisitions footnote when applicable:

The results of [insert name of acquired company] operations were included in the accompanying consolidated financial statements from [date of acquisition]. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results.

Note 13. Stock-Based Compensation, page 67

3. Please tell us your consideration for disclosing the total fair value of Time-based and Performance-based Restricted Stock Units vested during the period. Please refer to ASC 718-10-50-2 d.2.

RESPONSE:

In response to the Staff’s comment, in accordance with ASC 718-10-50-2 d.2., in future filings we will expressly provide the total fair value for the Time-based and Performance-based Restricted Stock Units vested during the period. We will include this disclosure in future filings, for all periods presented, as a footnote to the equity award rollforward table in the Stock-Based Compensation footnote to the Company’s financial statements. The total fair value of Time-based and Performance-based Restricted Stock Units vested during the period ended June 30, 2011 was $12.8 million and $4.5 million, respectively. These amounts can be calculated based on the information provided in the equity award rollforward table in the Form 10-K. In this table, the number of shares vested is disclosed along with the weighted-average grant price. The Restricted Stock Units’ weighted-average grant price does not differ materially from its fair value as the present value of dividends during the vesting period and the number of Restricted Stock Units granted outside of our annual October grant are not material. The number of shares vested can be multiplied by the grant price to arrive at the total fair value of the Restricted Stock Units vested during the period.

4. Please tell us your consideration for disclosing the aggregate intrinsic value of fully vested Restricted Stock Units and Restricted Stock Units expected to vest at the date of your most recent balance sheet. Please refer to ASC 718-10-50-2.e.

RESPONSE:

In response to the Staff’s comment, in accordance with ASC 718-10-50-2.e., in future filings we will expressly provide the aggregate intrinsic value of fully vested Restricted Stock Units for all periods presented, and the aggregate intrinsic value of Restricted Stock Units expected to vest at the date of the balance sheet as a footnote to the equity award rollforward table in the Stock-Based Compensation footnote to the Company’s financial statements.

Note 14. Employee Benefit Plans, page 70

5. We note your disclosure that you have a supplemental defined benefit pension plan for certain of your key officers. Please tell us your consideration for providing all of the disclosures required by ASC 715-20-50-1 for this plan.

RESPONSE:

The Company believes that the level of disclosure described in ASC 715-20-50 would not be meaningful to investors because the impact of the defined benefit pension plans is not material to the Company’s financial statements.

The Company sponsors two defined benefit pension plans (collectively, the “Broadridge Pension Plans”), the Broadridge Supplemental Officer Retirement Plan (“Broadridge SORP”) and the Broadridge Supplemental Executive Retirement Plan (“Broadridge SERP”). The Broadridge SORP had 13 active participants at June 30, 2011, and the Broadridge SERP had 7 active participants at June 30, 2011. The benefit obligation for each plan at June 30, 2011 and June 30, 2010 was as follows:

	June 30, 2011	June 30, 2010
	($ in millions)
Broadridge SORP	$(11.1)	$(7.6)
Broadridge SERP	(0.6)	(0.3)

Total	$(11.7)	$(7.9)

At June 30, 2011, the Broadridge SORP’s liability of $11.1 million compared to total liabilities of the Company of $1,106.7 million represented 1.0% of the Company’s total liabilities. At June 30, 2010, the Broadridge SORP’s liability of $7.6 million represented 0.8% of total liabilities of the Company of $987.3 million. The liability of the Broadridge SERP is less than 0.1% of the total liabilities of the Company in each respective year.

Pension expense related to the Broadridge Pension Plans was $1.8 million, $1.4 million and $0.7 million for fiscal years 2011, 2010 and 2009, respectively, with the Broadridge SERP representing $0.2 million, $0.2 million and $0.1 million in each of the respective periods presented. These total pension expense amounts represented 0.7%, 0.4% and 0.2%, respectively, of the Company’s net earnings from continuing operations before income taxes for fiscal years 2011, 2010 and 2009.

In the Form 10-K, the Company disclosed, in Note 14, the amounts charged to expense relating to the Broadridge SORP for the fiscal years ended June 30, 2011, 2010 and 2009. Management believes that the Broadridge SORP expense is not material to the Company’s consolidated financial statements.

However, in response to the Staff’s comment, in future filings the Company will provide in the Employee Benefit Plans footnote to the Company’s financial statements a description of the Broadridge SERP and a summary of the benefit obligation for the Broadridge Pension Plans for each balance sheet period presented and the amounts charged to expense. The disclosure will be as follows:

Note XX. EMPLOYEE BENEFIT PLANS

B. Defined Benefit Pension Plans. The Company sponsors a Supplemental Officer Retirement Plan (the “Broadridge SORP”). The Broadridge SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers’ years of service and compensation. The amount charged to expense for the Broadridge SORP was $1.6 million, $1.2 million and $0.6 million during the fiscal years ended June 30, 2011, 2010 and 2009, respectively. The Broadridge SORP is currently unfunded, and the benefit obligation under this plan was $11.1 million, $7.6 million and $5.4 million at June 30, 2011, 2010 and 2009, respectively.

The Company sponsors a Supplemental Executive Retirement Plan (the “Broadridge SERP”). The Broadridge SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key executives upon retirement based upon the executives’ years of service and compensation. The amount charged to expense for the Broadridge SERP was $0.2 million, $0.2 million and $0.1 million during the fiscal years ended June 30, 2011, 2010 and 2009, respectively. The Broadridge SERP is currently unfunded, and the benefit obligation under this plan was $0.6 million, $0.3 million and $0.1 million at June 30, 2011, 2010 and 2009, respectively.

6. In addition, we note your disclosure regarding Accumulated Other Comprehensive Income (Loss) in Note 17 on page 75 of a pension and post-retirement liability adjustment. Please tell us whether you have other post-retirement benefit plans, and if so, please tell us your consideration for disclosing the information required by ASC 715-20-50-1 and ASC 715-60-50 with respect to such plans.

RESPONSE:

As noted in Note 17, Accumulated Other Comprehensive Income (Loss) on page 75 of the Form 10-K, the Company does have post-retirement liabilities beyond the Broadridge Pension Plans in the form of the Broadridge Executive Retiree Health Insurance Plan (the “Broadridge Executive Retiree Health Insurance Plan”). The Broadridge Executive Retiree Health Insurance Plan had approximately 100 eligible participants at June 30, 2011. The accumulated benefit obligation for the Broadridge Executive Retiree Health Insurance Plan at June 30, 2011 and June 30, 2010 was as follows:

	June 30, 2011	June 30, 2010
	($ in millions)
Broadridge Executive Retiree Health Insurance Plan	$(3.1)	$(3.0)

At June 30, 2011, the Broadridge Executive Retiree Health Insurance Plan’s liability of $3.1 million compared to total liabilities of the Company of $1,106.7 million represented 0.3% of total liabilities of the Company. At June 30, 2010, the Broadridge Executive Retiree Health Insurance Plan’s liability of $3.0 million also represented 0.3% of total liabilities of the Company of $987.3 million.

However, in response to the Staff’s comment, in future filings the Company will provide a description of the Broadridge Executive Retiree Health Insurance Plan and a summary of the accumulated post-retirement benefit obligation and expense for the period in the Employee Benefit Plans footnote to the Company’s financial statements. The disclosure will be as follows:

Note XX. EMPLOYEE BENEFIT PLANS

C. Other Post-retirement Benefit Plan. The Company sponsors an Executive Retiree Health Insurance Plan. It is a defined benefit plan pursuant to which the Company will pay health care coverage to eligible retirees and qualifying dependents, based upon the retirees’ age and years of service. The amount charged to expense under this plan was $0.4 million, $0.4 million and $0.5 million during the fiscal years ended June 30, 2011, 2010 and 2009, respectively. The plan is currently unfunded, and the benefit obligation under this plan was $3.1 million, $3.0 million and $2.4 million at June 30, 2011, 2010 and 2009, respectively.

Note 19. Quarterly Financial Results (unaudited), page 77

7. Please revise future filings to disclose gross profit within your summarized quarterly results of operations in accordance with Item 302(a)(1) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, in accordance with Item 302(a)(1) of Regulation S-K, in future filings we will disclose the Company’s gross profit in the quarterly results footnote for all periods presented, in the Quarterly Financial Results (Unaudited) footnote to the Company’s financial statements.

Broadridge acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 516-472-5466 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Dan Sheldon

Dan Sheldon
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission

Sondra Snyder

Jason Niethamer

Broadridge Financial Solutions, Inc.

Richard J. Daly, Chief Executive Officer

Adam D. Amsterdam, Vice President, General Counsel and Secretary